TRANSALTA CORPORATION

NEWS RELEASE

FOURTH QUARTER 2006 HIGHLIGHTS:

  2006 comparable earnings per share of $1.16 versus $0.82 in 2005
  High availability from Alberta thermal operations, improved spark spreads and strong performance from Alberta merchant assets, and Energy Trading among top drivers in 2006
  Fourth quarter 2006 comparable earnings per share of $0.46 versus $0.24 in the same 2005 quarter driven by Alberta operations and a gain recorded on certain Centralia coal-fired asset contracts
  Dividend declared of $0.25 per common share payable on Apr. 1, 2007

CALGARY, Alberta (Jan. 26, 2007) – TransAlta Corporation (“TransAlta”, the “corporation”, “we”, “our” or “us”) (TSX: TA; NYSE: TAC) today reported 2006 comparable earnings of $233.8 million ($1.16 per share) versus $161.3 million ($0.82 per share) in 2005. Strong underlying operations from Alberta thermal and natural gas assets, positive spark spreads and merchant sales in Alberta, a mark-to-market gain recorded on certain Centralia coal-fired asset contracts, recontracting of the Sarnia natural gas-fired asset, and exceptional Energy Trading results drove year-over-year comparable earnings growth.

Net earnings, including one-time items, for the twelve months ended Dec. 31, 2006 were $44.9 million ($0.22 per share) versus $186.3 million ($0.94 per share) in the same period of 2005. Net earnings include the first quarter $6.2 million ($0.03 per share) after tax write down of a turbine held in inventory and the second quarter $55.3 million ($0.28 per share) benefit from changes in tax rates related to prior period earnings. In addition a $153.6 million ($0.76 per share) after tax charge related to the closure of TransAlta’s Centralia, Washington mine, and a $84.4 million ($0.42 per share) impairment of the Centralia Gas plant were made. The proceeding events were announced on Nov. 27, 2006. Net earnings for 2005 included a $12 million ($0.06 per share) after tax gain on discontinued operations and $13 million ($0.07 per share) from a tax settlement on a deferred receivable.

Cash flow from operations was $489.6 million and $619.8 million for the years ended Dec. 31, 2006 and Dec. 31, 2005, respectively. The reduction in cash flow from operations was due to timing of November collections primarily from Alberta customers in the fourth quarter. These balances were received on Jan. 2, 2007, resulting in cash inflow of $185 million. These inflows will appear in the first quarter 2007 statements. In 2005, November payments were received on Dec. 30, 2005.

“Our operations continued to perform well in the fourth quarter. However, our reported results were impacted by the difficult decision to stop our Centralia mine operations and move to Powder River Basin (PRB) coal. The long-term impact of this decision will be a definite improvement in the competitiveness of our Centralia coal-fired facility. We continue to work closely with our former mine employees, their representatives, and the local governments and communities to help employees find alternative employment,” said Steve Snyder, TransAlta President and CEO.

“For the year, our focus on cost savings and financial discipline, coupled with a consistent and dedicated effort by our employees, allowed us to achieve strong operational results despite a number of significant events. Our asset teams responded quickly and opportunistically to a very tough pricing environment in the Pacific Northwest in the second quarter. They also successfully responded to an unusual turbine blade failure at our Centralia coal-fired plant in the third quarter and of course, to all the issues related to our Centralia mine closure and PRB rail and coal supply procurement,” said Snyder.

In the fourth quarter 2006, TransAlta reported comparable earnings per share of $92.0 million ($0.46 per share) versus $47.9 million or $0.24 per share in the fourth quarter 2005. The increase in comparable earnings was driven by higher availability from Alberta coal assets, a settlement payment from Canadian National Railway related to the August 2005 train derailment at Lake Wabamun, Alberta, and an

TRANSALTA CORPORATION / Q4 2006   1

unrealized mark-to-market gain on certain Centralia coal-fired asset contracts. A net loss of $146.0 million ($0.72 per share) was reported in the fourth quarter 2006 compared to net earnings of $59.9 million ($0.30 per share) a year ago due to charges related to the Centralia mine closure and Centralia gas-fired asset impairment.

Cash flow from operations in the fourth quarter of 2006 decreased $134.2 million to $77.7 million versus the same quarter in 2005 due to the previously mentioned timing of the collection of receivables.

Availability averaged 89.0 per cent for 2006 compared to 89.4 per cent in 2005. Fourth quarter 2006 availability was 89.9 versus 90.4 per cent for the year-ago-period. Operations, maintenance, and administration costs (“OM&A”) were $14.7 million lower in 2006 and $6.4 million lower in the fourth quarter due to fewer planned outages and general cost savings.

“In 2007 and beyond, our goal is to deliver greater than 10 per cent total shareholder return and move toward a 10 percent return on capital employed over the long-term. This will be achieved through our continued focus on operations, productivity improvement, major maintenance and life-cycle planning, portfolio management and growth in the markets and technologies we know best,” said Snyder.

TransAlta also declared a dividend of $0.25 per share on common shares payable April 1, 2007 to shareholders of record at the close of business March 1, 2007. Dividends paid in 2006 are eligible dividends. Personal taxes on eligible dividends received after 2005 are reduced as a result of the new dividend tax regime announced in 2006.

CONFERENCE CALL

TransAlta will hold a conference call and webcast at 9 a.m. MST (11 a.m. EST) today to discuss fourth quarter 2006 results. The call will begin with a short address by Steve Snyder, President and CEO and Brian Burden, Executive Vice-President and CFO, followed by a question and answer period for investment analysts, investors, and other interested parties. A question and answer period for the media will immediately follow.

Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company "Jennifer Pierce" as moderator.

Dial-in numbers: For local Calgary participants – (403) 232-6311 For local Toronto participants – (416) 883-0139 Toll-free North American participants – 1-888-458-1598 Participant pass code – 26326#

If you are unable to participate in the call, the instant replay is accessible at 1-877-653-0545 with TransAlta pass code 379035#. A transcript will be posted on TransAlta’s website approximately one day after the conference call.

Note: If using a hands-free phone, lift the handset and press one to ask a question.

All financial figures are in Canadian dollars unless noted otherwise.

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R E S U L T S O F O P E R A T I O N S

The results of operations are presented on a consolidated basis and by business segment. We have two business segments: Generation and Corporate Development & Marketing (CD&M). Our segments are supported by a corporate group that provides finance, treasury, legal, environmental health and safety, sustainable development, corporate communications, government relations, information technology, human resources and other administrative support.

In this news release, the impact of foreign exchange fluctuations on foreign currency transactions and balances is discussed with the relevant income statement and balance sheet items. While individual balance sheet line items will be impacted by foreign exchange fluctuations, the net impact of the translation of individual items is reflected in the cumulative translation account on the consolidated balance sheets.

The following table depicts additional key financial results and statistical operating data:

	3 months ended Dec. 31		Year ended Dec. 31
	2006	2005 [1]	2006	2005 [1]
Availability (%)	89.9	90.4	89.0	89.4
Production (GWh)	13,298	13,408	48,213	51,810
Revenue	$779.8	$810.1	$2,796.5	$2,838.5
Gross margin[2]	$404.4	$375.3	$1,491.4	$1,442.0
Operating income before mine closure and asset impairment charges [2]	$150.6	$118.7	$478.5	$456.8
Mine closure charges	(191.9)	-	(191.9)	-
Asset impairment charges	(130.0)	(36.2)	(130.0)	(36.2)
Operating (loss) income [2]	$(171.3)	$82.5	$156.6	$420.6
(Loss) earnings from continuing operations	$(146.0)	$47.9	$44.9	$174.3
Earnings from discontinued operations, net of tax	-	12.0	-	12.0
Net (loss) earnings	$(146.0)	$59.9	$44.9	$186.3
Basic and diluted earnings per common share:
(Loss) earnings from continuing operations	$(0.72)	$0.24	$0.22	$0.88
Earnings from discontinued operations, net of tax	-	0.06	-	0.06
Basic and diluted (loss) earnings per common share	$(0.72)	$0.30	$0.22	$0.94
Cash flow from operating activities	$77.7	$211.9	$489.6	$619.8

1	TransAlta adopted the standard for stripping costs incurred in the production phase of a mining operation on Jan. 1, 2006 . Prior periods have been restated. The year-to-date after tax impact of the adjustment for 2005 was $12.5 million ($0.06 per common share). Prepaid assets and inventory were reduced by $66.0 million and $4.6 million, respectively.

2	Gross margin, operating income before mine closure and asset impairment charges, and operating income are not defined under Canadian GAAP. Refer to the Non-GAAP Measures section on page 22 of this news release for a further discussion of operating income and gross margin, including a reconciliation to net earnings.

AVAILABILITY & PRODUCTION

Availability for the three months ended Dec. 31, 2006 decreased to 89.9 per cent from 90.4 per cent due to derates resulting from test burning of PRB coal at the Centralia Coal plant (“Centralia Coal”) and higher unplanned outages at Centralia Gas partially offset by lower planned outages at the Alberta Thermal plants (“Alberta Thermal”) and Genesee 3 combined with lower unplanned outages at Sarnia.

Availability for the year ended Dec. 31, 2006 decreased to 89.0 per cent from 89.4 per cent for the same period in 2005. Higher unplanned outages and derates at Centralia Coal were mostly offset by lower planned outages at Poplar Creek, Alberta Thermal, and Genesee 3 combined with lower planned and unplanned outages at Sarnia.

Production for the fourth quarter declined 110 gigawatt hours (GWh) to 13,298 GWh from 13,408 GWh in the same period in 2005. This decrease in production was due to derates resulting from test burning PRB coal at Centralia Coal and reduced hydro production partially offset by lower planned outages primarily at Alberta Thermal and Genesee 3 and increased production at Poplar Creek.

TRANSALTA CORPORATION / Q4 2006   3

Production for the year ended Dec. 31, 2006 decreased 3,597 GWh compared to the same period in 2005 due to reduced production at Centralia Coal along with lower hydro production. These decreases in production were partially offset by lower planned outages at Alberta Thermal, Genesee 3 and Poplar Creek, lower unplanned outages at Alberta Thermal, incremental production from Genesee 3, and increased production at Centralia Gas and Poplar Creek.

NET EARNINGS

For the three months ended Dec. 31, 2006, we reported a net loss of $146.0 million compared to net earnings of $59.9 million in the same period in 2005. For the year ended Dec. 31, 2006, reported net earnings decreased $141.4 million to $44.9 million from $186.3 million in 2005. For the three months ended Dec. 31, 2006, comparable earnings1 were $92.0 million ($0.46 per common share) compared to $47.9 million ($0.24 per common share) in the same period in 2005. Comparable earnings for the year ended Dec. 31, 2006 were $233.8 million ($1.16 per common share) compared to $161.3 million ($0.82 per common share) in the same period in 2005.

A reconciliation of net earnings is presented below:

	3 months ended Dec. 31	Year ended Dec. 31
Net earnings, 2005 (as restated )	$59.9	$186.3
Increased Generation gross margins before writedown of coal inventory	72.9	85.0
Higher CD&M margins	0.6	8.8
Decrease in operations, maintenance and administration costs	6.4	14.7
Increase in depreciation expense	(3.1)	(42.4)
Writedown of coal inventory to lower of cost and market (2006)	(44.4)	(44.4)
Centralia mine closure costs (2006)	(191.9)	(191.9)
Increased asset impairment charges	(93.8)	(93.8)
(Increase) decrease net interest expense	(2.0)	20.1
Increase in equity loss	(15.6)	(16.1)
Increase in non-controlling interest	(34.1)	(33.0)
Decreased income tax expense	112.7	165.4
Earnings from discontinued operations (2005)	(12.0)	(12.0)
Other	(1.6)	(1.8)
Net (loss) earnings, 2006	$(146.0)	$44.9

Generation gross margins before the writedown of inventory at Centralia Coal for the three months ended Dec. 31, 2006 increased $72.9 million primarily due to fewer planned outages at Alberta Thermal, increased gross margins at Sarnia, and favourable contract pricing and mark-to-market gains at Centralia Coal partially offset by lower production due to derates at Centralia Coal and lower hydro production.

For the year ended Dec. 31, 2006, Generation gross margins before the coal inventory writedown increased by $85.0 million largely due to incremental production from Genesee 3, favourable spark spreads and production at Poplar Creek, higher pricing and lower unplanned outages at Alberta Thermal, higher contract pricing and mark-to-market gains at Centralia, and increased gross margins at Sarnia partially offset by higher unplanned outages and derates at Centralia Coal, higher coal costs at Alberta Thermal and Centralia Coal, and lower hydro production.

1 Comparable earnings is not defined under Canadian GAAP. Presenting earnings on a comparable basis from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods’ results. Refer to the Non-GAAP Measures section on page 22 of this news release for further discussion of comparable earnings, including reconciliation to net earnings.

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CD&M gross margins increased $0.6 million and $8.8 million for the three months and year ended Dec. 31, 2006 compared to the same periods in 2005 due to higher gains from trading activities.

OM&A costs for the three months ended Dec. 31, 2006 decreased $6.4 million due to lower planned outages. For the year ended Dec. 31, 2006 OM&A costs decreased $14.7 million compared to the same period in 2005 mainly due to lower planned outages and general cost reductions.

Depreciation expense increased $3.1 million for the three months ended Dec. 31, 2006 compared to the same period in 2005 due to revised depreciation rates at the Ottawa, Mississauga, Windsor, Fort Saskatchewan, and Meridian plants and the impact of revised estimates of asset retirement obligations (ARO) at Alberta Thermal recorded in the second quarter.

For the year ended Dec. 31, 2006, depreciation expense increased $42.4 million due to the impairment recorded in the first quarter on turbines held in inventory, revised depreciation rates at the above mentioned plants, and the impact of revised estimates of ARO at Alberta Thermal recorded in the second quarter.

As a result of the decision to stop mining at the Centralia Coal mine, we wrote down the remaining internally produced coal inventory held at Centralia to fair market value and recognized various closure related charges which are discussed in more detail in the Significant Events section.

During the fourth quarter of 2006, we recorded an impairment charge for the Centralia Gas plant as the full book value of this plant was unlikely to be recovered from future cash flows. In 2005, the value of the Ottawa plant in TransAlta Cogeneration, L.P. (TA Cogen) was written down to its fair value. The charge for the Ottawa impairment in 2005 was offset by a reduction in earnings attributable to non-controlling interests.

For the three months ended Dec. 31, 2006, net interest expense increased $2.0 million mainly due to higher floating interest rates and the writeoff of deferred financing costs related to the notice of redemption of preferred securities partially offset by lower debt levels, and favourable exchange rates. Net interest expense declined $20.1 million for the year ended Dec. 31, 2006 due to lower debt levels, unwinding of cross currency swaps, favourable foreign exchange rates, and the settlement of net investment hedges in the first and second quarters partially offset by higher floating interest rates. For the three months ended Dec. 31, 2006, net debt of $111.1 million was acquired. Net debt of $48.6 million was retired in the year ended Dec. 31, 2006.

For the three months ended Dec. 31, 2006, non-controlling interests increased by $34.1 million from the same period in 2005 due to the impairment charge attributable to TransAlta Power, L.P.’s interest in the Ottawa plant in 2005. Excluding the charge, non-controlling interests decreased $2.1 million from the same period in 2005 due to lower earnings at TA Cogen. For the year ended Dec. 31, 2006, non-controlling interests increased $33.0 million due to the reason noted above. Excluding the charge, non-controlling interests decreased $3.2 million compared to the same period in 2005 due to lower earnings at TA Cogen.

Equity loss increased by $15.6 million and $16.1 million for the three months and year ended Dec. 31, 2006, respectively, due to the recognition of deferred financing fees resulting from the repayment of non-recourse debt and settlement of interest rate swaps at our equity subsidiaries.

Income taxes decreased by $112.7 million and $165.4 million for the three months and year ended Dec. 31, 2006, respectively, from the same periods in 2005. Excluding the tax rate reduction benefit recorded in 2006, the $13.0 million tax recovery in 2005, and the tax impact of the writedown and impairment charges recorded in 2006, tax expense increased by $15.6 million and $8.6 million due to increases in pre-tax earnings. The effective tax rates, excluding the impact of the change of tax rates on previous period earnings, for the quarter and year ended Dec. 31, 2006 were 22.6 per cent and 20.7 per cent, respectively.

TRANSALTA CORPORATION / Q4 2006   5

CASH FLOW

Cash flow from operating activities for the three months ended Dec. 31, 2006 decreased $134.2 million mainly due to the timing of collection of accounts receivable as well as lower cash earnings. These accounts receivable balances were contractually scheduled to be paid, and were received, on the first business day of 2007, resulting in a cash inflow of approximately $185.0 million. These inflows will appear on the 2007 financial statements.

Cash flow from operating activities for the year ended Dec. 31, 2006 decreased $130.2 million. Higher cash earnings were more than offset by timing of collection of accounts receivable as described above.

At Dec. 31, 2006, our total debt (including non-recourse debt) to invested capital ratio was 40.9 per cent (37.0 per cent excluding non-recourse debt). This represents an improvement from the Dec. 31, 2005 ratio of 43.9 per cent (40.2 per cent excluding non-recourse debt) and from the Sept. 30, 2006 ratio of 41.3 per cent (37.7 per cent excluding non-recourse debt).

SIGNIFICANT EVENTS

Three months ended Dec. 31, 2006

Centralia Coal mine

On Nov. 27, 2006, we stopped operations at our Centralia Coal mine as a result of increased costs and unfavourable geological events. Inventory extracted up to the date on which we ceased operations will be consumed throughout 2007. Coal requirements for the foreseeable future are expected to be sourced from coal imported from the PRB. In 2007, we will reduce production at the plant until the necessary equipment modifications can be made to burn the higher thermal content PRB coal which is expected to result in 2,500 GWh lower than normal production. The modifications to the equipment at Centralia Coal are anticipated to be completed during the 2008 maintenance turnaround.

We incurred an after-tax charge of $153.6 million ($0.76 per share) in the fourth quarter of 2006 due to asset and inventory writedowns, reclamation liabilities, and severance and costs. This charge is inline with previous guidance except for the impact of exchange rates.

As required by GAAP, the restructuring charges appear on their appropriate lines on the statements of earnings (loss) but have been summarized in the following table and are described below:

Writedown of coal inventory	$44.4
Impact on gross margin	(44.4)
Mine closure charges
Mine equipment and infrastructure writedown	72.1
ARO writedown	81.3
Severance costs and other	38.5
Total mine closure charges	191.9
Loss before income taxes	$(236.3)
Income tax recovery	82.7
Net loss impact of event	$(153.6)

Writedown of coal inventory: since all coal requirements are now being procured from an external source, existing internally produced coal inventory was written down to fair market value, which is current PRB cost.

Mine equipment and infrastructure writedown: mine equipment used in the mine was valued at the lower of current net book value and fair value. The majority of this equipment is anticipated to be sold in 2007. Mining infrastructure, which includes processing facilities, was also written down to its expected fair value. All of these assets are recorded under “Assets held for sale, net” on the consolidated balance sheets.

ARO writedown: the unamortized cost of future reclamation expenses was recognized immediately.

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Severance costs and other: includes salaries payable to employees, estimated benefit obligations, other transition payments as a result of stopping mine operations, amounts accrued for estimated contracts termination penalties, writedown of materials and supplies, and other miscellaneous amounts.

Further, since Centralia Coal will not be operating at full capacity in 2007 and 2008, certain contracts are no longer backed by physical production of the plant and therefore no longer qualify for hedge accounting. Therefore, under GAAP, these contracts need to be recorded at fair market value (“marked-to-market”). As well, we have entered into additional contracts to offset some of this exposure which also are marked-to-market. As a result, based on current forward price estimates, we have, on a net basis, recorded mark-to-market gains of $35.5 million in the fourth quarter. These mark-to-market adjustments, which are not included in the table above, have no cash impact on the 2006 financial statements but the fair market value will continue to change as market prices change until settlement occurs in future periods.

Centralia Gas impairment

During our annual impairment review we concluded that the full book value of our Centralia Gas facility was unlikely to be recovered from future cash flows due to changes in TransAlta’s outlook for the plant’s profitability based on market dispatch rates and trading values. As a result, we recorded a $84.4 million after-tax ($0.42 per share) impairment charge to write the plant down to fair value.

Notice of preferred securities redemption

On Nov. 22, 2006, we announced our intention to redeem all of our 7.75 per cent Preferred Securities which had an aggregate principal of $175.0 million. We redeemed these securities on Jan. 2, 2007. As a result, we recognized deferred financing fees of $3.3 million.

Designation of eligible dividends

Under the legislation proposed by the Department of Finance, Canadian residents are entitled to a higher gross-up and dividend tax credit in 2006 and subsequent years if they receive eligible dividends. The dividends paid by us during 2006 are eligible dividends as defined in the draft legislation. The dividends expected to be paid in the 2007 are also expected to be eligible.

Amendment to DRASP

On Oct. 20, 2006, the corporation announced that effective Jan. 1, 2007, the corporation will amend the Dividend Reinvestment and Share Purchase Plan (DRASP). Under the amendment, shares will be issued from treasury at 100 per cent of the weighted average price of common shares traded on the Toronto Stock Exchange. Shares purchased in the open market may be purchased at 100 per cent of the average purchase price of common shares acquired on the investment dates. Shares issuable under the DRASP have not been registered under any U.S. Federal or State Securities laws and U.S. persons or residents are not eligible to participate in the DRASP.

Wabamun outage

In 2005 an oil spill at Lake Wabamun, Alberta forced us to shut down unit four of our Wabamun coal-fired plant for 39 days. In the fourth quarter of 2006, we received fair compensation for a portion of our outstanding claim for lost margin and incremental expenses. The terms of the settlement are subject to a confidentially agreement. The settlement is included in merchant revenues.

Year ended Dec. 31, 2006

Sarnia power plant

On Feb. 15, 2006, we signed a five-year contract with the Ontario Power Authority for our Sarnia Regional Cogeneration Power Plant to supply an average of 400 MW of electricity to the Ontario electricity market. The contract was effective Jan. 1, 2006.

Centralia Coal reduced production and economic dispatch

Due to heavy rainfall in the Pacific Northwest in the first quarter of 2006, we derated Centralia Coal and started rebuilding our coal inventory. The impact of derating the plant during this time was partially offset by increasing coal imports and purchasing replacement power. We experienced 875 GWh of lower production during the first quarter compared to the same period of 2005. During the second quarter, lower market prices allowed us to purchase power at a price lower than our variable cost of production. As a result, Centralia Coal did not operate for the majority of the second quarter. We experienced 1,936 GWh of lower production during the second quarter compared to the same

TRANSALTA CORPORATION / Q4 2006   7

period of 2005. In the third quarter of 2006, the 702 MW Unit 2 experienced a turbine blade failure. As a result of the event, total production was reduced by 727 GWh and gross margins declined by $19.2 million.

Purchase of Wailuku River Hydroelectric L.P.

On Feb. 17, 2006 we purchased a 50 per cent interest in Wailuku River Hydroelectric L.P. through Wailuku Holding Company, LLC (“Wailuku”) for cash of USD$1.0 million (CAD$1.2 million). Wailuku had debt of USD$19.2 million (CAD$22.3 million) at the time of acquisition. Refer to Note 2 of the unaudited interim consolidated financial statements for the period ended Sept. 30, 2006 for the final purchase price allocation. Wailuku owns a run of the river hydro facility with an operating capacity of 10 MW. Mid American Energy Holdings Company owns the other 50 per cent interest in Wailuku.

Change in depreciation rate

In the first quarter of 2006 we changed the depreciation method of the Windsor, Mississauga, Ottawa, Meridian, and Fort Saskatchewan plants. Previously, these plants were being amortized on a unit of production method over the life of the plants. After reviewing the estimated useful life and considering the uncertainty for the plants’ operations beyond the terms of the current sales contracts, we determined that it was more reasonable to allocate the remaining net book value of the plants on a straight line basis over the remaining term of the respective contracts.

Keephills 3 project

On March 14, 2006 we signed a development agreement with EPCOR Utilities Inc. (EPCOR) to jointly examine the development of the Keephills 3 power project, a proposed 450 MW unit adjacent to our existing Keephills facility. Development work is proceeding and in 2007 we will continue stakeholder consultations, focus on the regulatory process, define the commercial and financial details and complete preliminary engineering and design work.

2006 Federal and Alberta budgets

On May 24, 2006, the Alberta budget received Royal Assent. As a result, the general corporate income tax rate was reduced from 11.5 per cent to 10 per cent effective April 1, 2006. The federal budget received Royal Assent on June 22, 2006. As a result, the general corporate income tax rate will be reduced from 21 per cent to 19 per cent by Jan. 1, 2010. The corporate surtax has been eliminated for taxation years ended after Dec. 31, 2007 as well as the federal capital tax has been eliminated effective Jan. 1, 2006. The carry-forward period for non-capital losses and investment tax credits earned after 2005 has been extended from 10 to 20 years. As a result of these changes, in the second quarter the Corporation reduced income tax expense by $55.3 million which reflected the impact of these changes on prior years’ earnings.

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DISCUSSION OF SEGMENTED RESULTS

3 months ended Dec. 31, 2006	Generation	CD&M	Corporate	Total
Revenues	$741.7	$38.1	$-	$779.8
Trading purchases	-	(27.8)	-	(27.8)
Fuel and purchased power	(347.6)	-	-	(347.6)
Gross margin	394.1	10.3	-	404.4
Operations, maintenance and administration	105.7	11.7	28.2	145.6
Depreciation and amortization	100.0	0.3	2.6	102.9
Taxes, other than income taxes	5.1	-	0.2	5.3
Intersegment cost allocation	6.8	(6.8)	-	-
Operating expenses	217.6	5.2	31.0	253.8
Mine closure charges	191.9	-	-	191.9
Asset impairment charges	130.0	-	-	130.0
Operating (loss) income	$(145.4)	$5.1	$(31.0)	$(171.3)
Foreign exchange loss				(1.7)
Net interest expense				(42.4)
Equity loss				(16.6)
Loss from operations before income taxes and non-controlling interests				$(232.0)

3 months ended Dec. 31, 2005 (Restated1 )	Generation	CD&M	Corporate	Total
Revenues	$761.5	$48.6	$ -	$810.1
Trading purchases	-	(38.9)	-	(38.9)
Fuel and purchased power	(395.9)	-	-	(395.9)
Gross margin	365.6	9.7	-	375.3
Operations, maintenance and administration	120.8	10.8	20.4	152.0
Depreciation and amortization	96.9	0.4	2.5	99.8
Taxes, other than income taxes	4.8	-	-	4.8
Intersegment cost allocation	6.5	(6.5)	-	-
Operating expenses	229.0	4.7	22.9	256.6
Asset impairment charges	36.2	-	-	36.2
Operating income (loss)	$100.4	$5.0	$(22.9)	$82.5
Foreign exchange loss				(0.6)
Net interest expense				(40.4)
Equity loss				(1.0)
Earnings from operations before income taxes and non-controlling interests				$40.5

TRANSALTA CORPORATION / Q4 2006   9

Year ended Dec. 31, 2006	Generation	CD&M	Corporate		Total
Revenues	$2,611.9	$184.6	$-		$2,796.5
Trading purchases	-	(118.9)	-		(118.9)
Fuel and purchased power	(1,186.2)	-	-		(1,186.2)
Gross margin	1,425.7	65.7	-		1,491.4
Operations, maintenance and administration	458.3	36.9	86.1		581.3
Depreciation and amortization	396.9	1.3	12.1		410.3
Taxes, other than income taxes	21.1	-	0.2		21.3
Intersegment cost allocation	27.8	(27.8)	-		-
Operating expenses	904.1	10.4	98.4		1,012.9
Mine closure charges	191.9	-	-		191.9
Asset impairment charges	130.0	-	-		130.0
Operating income (loss)	$199.7	$55.3	$(98.4	) $	156.6
Foreign exchange loss					(0.5)
Net interest expense					(168.5)
Equity loss					(17.0)
Loss from continuing operations before income taxes and non-controlling interests					$(29.4)

Year ended Dec. 31, 2005 (Restated1 )	Generation	CD&M	Corporate		Total
Revenues	$2,607.5	$231.0	$-		$2,838.5
Trading purchases	-	(174.1)	-		(174.1)
Fuel and purchased power	(1,222.4)	-	-		(1,222.4)
Gross margin	1,385.1	56.9	-		1,442.0
Operations, maintenance and administration	481.1	38.5	76.4		596.0
Depreciation and amortization	354.9	1.7	11.3		367.9
Taxes, other than income taxes	21.3	-	-		21.3
Intersegment cost allocation	26.0	(26.0)	-		-
Operating expenses	883.3	14.2	87.7		985.2
Asset impairment charges	36.2	-	-		36.2
Operating income (loss)	$465.6	$42.7	$(87.7)		420.6
Foreign exchange gain					1.3
Net interest expense					(188.6)
Equity loss					(0.9)
Earnings from continuing operations before income taxes and non-controlling interests					$232.4

1 TransAlta adopted the standard for stripping costs incurred in the production phase of a mining operation on Jan. 1, 2006 . Prior periods have been restated. The year-to-date after tax impact of the adjustment for 2005 was $12.5 million ($0.06 per common share). Prepaid assets and inventory were reduced by $66.0 million and $4.6 million, respectively.

GENERATION RESULTS-AT-A-GLANCE

This segment owns and operates hydro, wind, geothermal, gas- and coal-fired plants and related mining operations in Canada, the United States, and Australia. At Dec. 31, 2006, Generation had 8,366 MW of gross generating capacity2 in operation (7,962 MW net ownership interest). Generation's revenues are derived from the availability and production of electricity and steam as well as ancillary services such as system support (see the detailed discussion of the four revenue streams in our annual report for the year ended Dec. 31, 2005).

2 TransAlta measures capacity as net maximum capacity (see glossary for definition of this and other key items) which is consistent with industry standards. Capacity figures represent capacity owned and in operation unless otherwise stated.

10   TRANSALTA CORPORATION / Q4 2006

Market prices and spark spreads

1 For a 7,000 Btu/KWh heat rate plant.

In the fourth quarter of 2006, compared to the same period in 2005, spot electricity prices were comparable in Alberta while they decreased in both the Pacific Northwest and Ontario. Spark spreads decreased in the Pacific Northwest but increased in Ontario and Alberta compared to the same period in 2005 due to lower natural gas prices, warmer winter weather, and an overall stable supply in those markets.

TRANSALTA CORPORATION / Q4 2006   11

Planned maintenance

The table below shows the amount of planned maintenance capitalized and expensed in the three months and year ended Dec. 31, 2006 and 2005, excluding CE Gen and Mexico:

		Coal		Gas and Hydro		Total
3 months ended Dec. 31	2006	2005	2006	2005	2006	2005
Capitalized	$7.8	$16.0	$10.5	$15.2	$18.3	$31.2
Expensed	-	10.8	-	0.6	-	11.4
	$7.8	$26.8	$10.5	$15.8	$18.3	$42.6
GWh lost	174	458	97	111	271	569

		Coal		Gas and Hydro		Total
Year ended Dec. 31	2006	2005	2006	2005	2006	2005
Capitalized	$54.9	$69.9	$29.3	$49.2	$84.2	$119.1
Expensed	53.4	64.0	2.0	4.3	55.4	68.3
	$108.3	$133.9	$31.3	$53.5	$139.6	$187.4
GWh lost	2,122	2,246	203	572	2,325	2,818

In the three months ended Dec. 31, 2006, production lost due to planned maintenance decreased to 271 GWh from 569 GWh for the same period in 2005 primarily due to fewer planned outages at Alberta Thermal and Genesee 3. Production lost in the year ended Dec. 31, 2006 decreased by 493 GWh due to reduced planned maintenance across the fleet.

In the three months and year ended Dec. 31, 2006, total capitalized and expensed maintenance costs are lower than in the same periods in 2005 as expected based on multi-year maintenance plans.

Generation gross margins

Generation’s production volumes, electricity and steam production revenues and fuel and purchased power costs are presented below:

			Fuel &			Fuel &	Gross
	Production		Purchased	Gross	Revenue	Purchased	Margin
3 months ended Dec. 31, 2006	(GWh)	Revenue	Power	Margin	per MWh	Power per MWh	per MWh
Alberta PPAs	6,390	$200.2	$62.0	$138.2	$31.33	$9.70	$21.63
Long-term contracts	1,869	157.2	87.2	70.0	84.11	46.66	37.45
Merchant	4,325	320.6	184.3	136.3	74.13	42.61	31.52
CE Gen	714	63.7	14.1	49.6	89.22	19.75	69.47
	13,298	$741.7	$347.6	$394.1	$55.78	$26.14	$29.64
							Gross
			Fuel &			Fuel &
	Production		Purchased	Gross	Revenue per	Purchased	Margin per
3 months ended Dec.31, 2005 (Restated 1 )	(GWh)	Revenue	Power	Margin	MWh	Power per MWh	MWh
Alberta PPAs	6,205	$171.5	$59.0	$112.5	$27.64	$9.51	$18.13
Long-term contracts	1,674	188.2	123.9	64.3	112.43	74.01	38.42
Merchant	4,744	328.7	192.1	136.6	69.29	40.49	28.80
CE Gen	785	73.1	20.9	52.2	93.12	26.62	66.50
	13,408	$761.5	$395.9	$365.6	$56.79	$29.53	$27.26

			Fuel &			Fuel &	Gross
	Production		Purchased		Revenue per	Purchased	Margin
Year ended Dec. 31, 2006	(GWh)	Revenue	Power	Gross Margin	MWh	Power per MWh	per MWh
Alberta PPAs	25,343	$736.8	$228.0	$508.8	$29.07	$9.00	$20.07
Long-term contracts	6,908	635.4	357.8	277.6	91.98	51.80	40.18
Merchant	13,140	964.3	535.7	428.6	73.39	40.77	32.62
CE Gen	2,822	275.4	64.7	210.7	97.59	22.93	74.66
	48,213	$2,611.9	$1,186.2	$1,425.7	$54.17	$24.60	$29.57

12   TRANSALTA CORPORATION / Q4 2006

			Fuel &			Fuel &	Gross
	Production		Purchased		Revenue per	Purchased	Margin per
Year ended Dec. 31, 2005 (Restated 1 )	(GWh)	Revenue	Power	Gross Margin	MWh	Power per MWh	MWh
Alberta PPAs	25,279	$682.1	$202.8	$479.3	$26.98	$8.02	$18.96
Long-term contracts	6,947	647.9	392.7	255.2	93.26	56.53	36.73
Merchant	16,630	983.2	554.6	428.6	59.12	33.35	25.77
CE Gen	2,954	294.3	72.3	222.0	99.63	24.48	75.15
	51,810	$2,607.5	$1,222.4	$1,385.1	$50.33	$23.59	$26.74

1 TransAlta adopted the standard for stripping costs incurred in the production phase of a mining operation on Jan. 1, 2006 . Prior periods have been restated. The year-to-date after tax impact of the adjustment for 2005 was $12.5 million ($0.06 per common share). Prepaid assets and inventory were reduced by $66.0 million and $4.6 million, respectively.

Alberta PPAs

Under the Power Purchase Arrangements (PPAs), we earn monthly capacity revenues, which are designed to recover fixed costs and provide a return on capital for our plants and mines. We also earn energy payments for the recovery of predetermined variable costs of producing energy, an incentive/penalty for achieving above/below the targeted availability and an excess energy payment for power production above committed capacity. Our Sundance, Keephills, Sheerness and contracted portion of the Alberta hydro assets are included in this segment.

Production for the three months ended Dec. 31, 2006 increased by 185 GWh compared to the same period in 2005 primarily as a result of lower planned (202 GWh) and unplanned outages (42 GWh) at Alberta Thermal partially offset by lower customer demand from PPA customers (57 GWh).

Production for the year ended Dec. 31, 2006 increased by 64 GWh compared to the same period in 2005 due to lower planned (132 GWh) and unplanned outages (388 GWh) at Alberta Thermal partially offset by lower demand from PPA customers (415 GWh).

Revenues for the three months ended Dec. 31, 2006 increased by $28.7 million ($3.69 per Megawatt hour (MWh)) compared to the same period in 2005 primarily due to lower planned ($16.7 million) and unplanned outages ($4.5 million) and improved net pricing ($4.8 million).

Revenues for the year ended Dec. 31, 2006 increased by $54.7 million ($2.09 per MWh) compared to the same period in 2005 primarily due to lower planned ($10.8 million) and unplanned outages ($17.6 million) and higher net prices ($25.5 million).

Fuel and replacement power costs for the three months ended Dec. 31, 2006 increased $3.0 million ($0.19 per MWh) compared to the same period in 2005 mainly due to increased production.

Fuel and replacement power costs for the year ended Dec. 31, 2006 were $25.2 million ($0.98 per MWh) higher than in the comparable period in 2005 mainly due to an increase in the cost of coal as a result of higher overburden removal and increased input costs.

Long-term contracts

Long-term contracts typically have an original term between 10 and 25 years. Long-term contracts are typically for gas-fired cogeneration plants and have between one and four customers per plant. Revenues are derived from payments for capacity and/or the production of electrical energy and steam. The results from our Mississauga, Windsor, Wailuku, Ottawa, Fort Saskatchewan, and Meridian plants as well as the contracted portions of Sarnia, Poplar Creek, and TransAlta Wind are included in this segment.

Production for the three months ended Dec. 31, 2006 increased 195 GWh compared to the same period in 2005 due to higher production at Fort Saskatchewan as a result of increased customer demand and lower planned outages (88 GWh) combined with increased production at other gas facilities.

Production for the year ended Dec. 31, 2006 decreased 39 GWh due to lower production at Ottawa primarily due to gas sales (59 GWh) partially offset by increased production at other gas facilities.

For the three months ended Dec. 31, 2006, revenues were $31.0 million ($28.32 per MWh) lower compared to the prior year primarily due to the impact of lower natural gas prices on revenues charged to customers ($34.9 million).

TRANSALTA CORPORATION / Q4 2006   13

For the year ended Dec. 31, 2006, revenues decreased by $12.5 million ($1.28 per MWh) primarily due to the impact of lower natural gas prices on revenues charged to customers in the second, third and fourth quarters ($46.5 million) being offset by incremental revenues from gas sales at Ottawa ($30.1 million).

Fuel and purchased power costs decreased by $36.7 million ($27.35 per MWh) for the three months ended Dec. 31, 2006 compared to the same period in 2005 mainly due to lower natural gas prices.

Fuel and purchased power costs decreased by $34.9 million ($4.73 per MWh) for the year ended Dec. 31, 2006 compared to the same period in 2005 due to lower natural gas prices ($50.2 million) partially offset by incremental gas purchases at Ottawa ($17.7 million).

Merchant

Merchant revenue is derived from production and is sold via: medium-term contract sales (typically two to ten years), short-term asset-backed trading, and spot or short-term (less than one year) forward markets. The results from Centralia Coal, Centralia Gas, Genesee 3, Wabamun, Binghamton, excess energy sales from Sundance, Keephills, Hydro, and Sheerness, and uncontracted portions of TransAlta Wind, Poplar Creek, and Sarnia are included in this segment.

In the fourth quarter of 2006, merchant production was 4,325 GWh, of which 1,438 GWh was contracted under short- to medium-term contracts. In the fourth quarter of 2005, merchant production was 4,744 GWh, of which 1,978 GWh was contracted. The decrease in total production of 419 GWh was primarily due to decreased production at Centralia Coal (358 GWh) and lower hydro production (107 GWh) partially offset by increased production at Genesee 3 (57 GWh).

For the year ended Dec. 31, 2006, merchant production was 13,140 GWh, of which 3,889 GWh was contracted under short- to medium- term contracts. For the year ended Dec. 31, 2005, merchant production was 16,630 GWh of which 7,036 was contracted. The decrease in production of 3,490 GWh is due to reduced production at Centralia Coal (4,128 GWh) and lower hydro production (410 GWh) offset by increased production from Genesee 3 (474 GWh), Centralia Gas (336 GWh), and Poplar Creek (272 GWh).

For the three months ended Dec. 31, 2006, gross margins were essentially flat (increase of $2.72 per MWh) compared to the same period in 2005 due to the writedown of coal inventory ($44.4 million), lower production at Centralia Coal ($21.0 million) and lower hydro production ($4.2 million) partially offset by incremental margins at Sarnia ($8.9 million), unrealized mark-to-market gains on contracts that no longer qualify for hedge accounting and on additional contracts entered into at Centralia Coal ($35.5 million) and favourable Centralia contract pricing ($21.0 million).

For the year ended Dec. 31, 2006, gross margins were flat (increase of $6.85 per MWh). At Centralia Coal margins decreased $80.6 million as a result of higher cost of coal ($53.4 million), writedown of coal inventory ($44.4 million), impact of the blade failure in the third quarter ($19.2 million), higher unplanned outages and derates ($53.2 million), and the strengthening of the Canadian dollar ($7.4 million) partially offset by higher contract pricing ($46.1 million), unrealized mark-to-market gains on contracts that no longer qualify for hedge accounting and on additional contracts ($35.5 million), economic dispatch in the second quarter ($12.8 million) and sale of emissions credits ($5.0 million). Margins decreased also due to lower hydro production ($11.2 million) partially offset by incremental revenue from Sarnia ($31.8 million), favourable spark spreads and higher production at Poplar Creek ($22.2 million), and favourable production at Genesee 3 ($20.6 million).

CE Gen

Our share of CE Gen production for the three months ended Dec. 31, 2006, decreased 71 GWh compared to the same period in 2005 primarily due to lower production at the Power Resources plant. For the year ended Dec. 31, 2006, production decreased 132 GWh compared to 2005 due to higher planned outages at the Imperial Valley, Power Resources, and Yuma plants.

For the three months ended Dec. 31, 2006, gross margin decreased $2.6 million ($2.97 per MWh) compared to the same period in 2005 due to reduced production and the strengthening of the Canadian dollar. For the year ended Dec. 31, 2006, gross margin decreased $11.3 million ($0.49 per MWh) compared to the same period in 2005 primarily due to reduced production at the Imperial Valley and at the gas-fired facilities and the strengthening of the Canadian dollar partially offset by increased pricing at the gas-fired facilities.

14   TRANSALTA CORPORATION / Q4 2006

Operations, maintenance and administration expense

For the three months and year ended Dec. 31, 2006, OM&A expenses decreased by $15.1 million and $22.8 million, respectively, compared to the same periods in 2005 primarily due to lower planned outages and general cost reductions.

Depreciation expense

For the three months ended Dec. 31, 2006, depreciation expense increased $3.1 million primarily due to revised depreciation rates at the Windsor, Mississauga, Ottawa, Meridian, and Fort Saskatchewan plants ($0.4 million), revised ARO estimates at the Alberta Thermal plants in the second quarter ($1.8 million), and the impact of capital spending on planned maintenance at CE Gen ($1.1 million).

For the year ended Dec. 31, 2006, depreciation increased $42.0 million primarily due the change in depreciation rates at the above mentioned plants ($13.4 million), acceleration of depreciation on parts replaced during planned outages ($7.5 million), revised ARO estimates at the Alberta Thermal plants in the second quarter ($7.2 million) and the impairment recorded in the first quarter on turbines held in inventory ($9.6 million). The change in depreciation rates at the above-mentioned plants resulted in an increase in depreciation expense in both the fourth quarter and year to date which was offset by a decrease in non-controlling interest.

CORPORATE DEVELOPMENT & MARKETING RESULTS-AT-A-GLANCE

This segment is composed of three primary departments: Trading & Delivery Optimization, Commercial Portfolio Management and Portfolio Strategy & Execution. This segment utilizes contracts of various durations for the forward sales of electricity and purchases of natural gas and transmission capacity to effectively manage available generating capacity and fuel and transmission needs on behalf of Generation. Operating income reported in the CD&M segment is comprised of energy trading activities not supported by TransAlta owned generation assets combined with the directly associated operating expenses.

The results of the CD&M segment are as follows:

	3 months ended Dec. 31			Year ended Dec. 31
	2006	2005	2006	2005
Revenues	$38.1	$48.6	$184.6	$231.0
Trading purchases	(27.8)	(38.9)	(118.9)	(174.1)
Gross margin	10.3	9.7	65.7	56.9
Operations, maintenance and administration	11.7	10.8	36.9	38.5
Depreciation and amortization	0.3	0.4	1.3	1.7
Intersegment cost allocation	(6.8)	(6.5)	(27.8)	(26.0)
Operating expenses	5.2	4.7	10.4	14.2
Operating income	$5.1	$5.0	$55.3	$42.7

Gross margins for the fourth quarter were comparable to those seen in 2005.

For the year ended Dec. 31, 2006, gross margins increased $8.8 million compared to 2005 due to timing and management of positions in the western region partially offset by lower margins in the eastern region.

OM&A costs for the three months ended Dec. 31, 2006 were comparable to the same period in 2005. For the year ended Dec. 31, 2006 OM&A decreased $1.6 million compared to the same period in 2005 due to fewer projects resulting in lower consulting costs which were partially offset by increased trading staff levels.

The inter-segment cost allocations are consistent with the prior comparable periods.

TRANSALTA CORPORATION / Q4 2006   15

NET INTEREST EXPENSE

	3 months ended Dec. 31		Year ended Dec. 31
	2006	2005	2006	2005
Interest on long-term debt	$45.6	$40.2	$155.5	$169.3
Interest on short-term debt	2.4	2.8	12.7	14.9
Interest on preferred securities	3.4	3.4	13.6	16.5
Interest income	(9.0)	(6.0)	(13.3)	(8.7)
Capitalized interest	-	-	-	(3.4)
Net interest expense	$42.4	$40.4	$168.5	$188.6

For the three months ended Dec. 31, 2006, net interest expense was $2.0 million higher than the comparable period in 2005 due to higher interest rates ($6.9 million) and writeoff of costs related to the preferred security redemption ($3.3 million) partially offset by lower debt levels ($3.7 million) and increased interest income due to higher cash deposits ($3.0 million).

For the year ended Dec. 31, 2006, net interest expense was $20.1 million lower than the comparable period in 2005 due to lower debt levels ($16.2 million), higher cash deposits ($4.6 million), impact of the strengthening of the Canadian dollar ($2.7 million), and the settlement of net investment hedges in the first and second quarters ($12.7 million) partially offset by lower capitalized interest ($3.4 million) and higher interest rates ($8.9 million).

EQUITY LOSS

Equity loss represents the results from the wholly owned subsidiaries that hold our interests in the Campeche and Chihuahua plants.

	3 months ended Dec. 31		Year ended Dec. 31
	2006	2005	2006	2005
Availability (%)	88.2	91.8	90.8	93.4
Production (GWh)	536	512	2,918	2,751
Equity loss	$(16.6)	$(1.0)	$(17.0)	$(0.9)

Availability decreased for the three months ended Dec. 31, 2006 as a result of higher planned and unplanned outages at the Campeche plant. Availability decreased for the year ended Dec. 31, 2006 a result of higher planned outages at the Chihuahua plant during the first and second quarters.

Production increased for the three months and year ended Dec. 31, 2006 due to increased customer demand partially offset by higher planned and unplanned outages.

For the three months ended Dec. 31, 2006, equity loss increased primarily due to the settlement of interest rate swaps in our equity subsidiaries. For the year ended Dec. 31, 2006, equity loss increased mainly due to the recognition of the deferred financing fees resulting from the repayment of non-recourse debt and settlement of interest rate swaps in our equity subsidiaries.

NON-CONTROLLING INTERESTS

For the three months ended Dec. 31, 2006, non-controlling interests increased by $34.1 million from the same period in 2005 due to the impairment charge attributable to TransAlta Power, L.P.’s interest in the Ottawa plant in 2005. Excluding the charge, non-controlling interests decreased $2.1 million from the same period in 2005 due to higher earnings at Sheerness and the Ontario gas plants within TA Cogen. For the year ended Dec. 31, 2006, non-controlling interests increased $33.0 million. Excluding the impairment charge mentioned above, non-controlling interests decreased $3.2 million compared to the same period in 2005 for the reasons mentioned above.

16   TRANSALTA CORPORATION / Q4 2006

INCOME TAXES

	3 months ended Dec. 31		Year ended Dec. 31
		2005		2005
	2006	(Restated 1 )	2006	(Restated 1 )
(Loss) earnings before income taxes	$(247.4)	$59.2	$(80.9)	$213.9
One time adjustments:
Coal inventory writedown	44.4	-	44.4	-
Mine closure charges	191.9	-	191.9	-
Asset impairment charges	130.0	-	130.0	-
Turbine impairment	-	-	9.6	-
Total one time adjustments	366.3	-	375.9	-
Earnings before income taxes and one time adjustments	$118.9	$59.2	$295.0	$213.9
Income tax expense	26.9	11.3	61.2	52.6
Tax settlement on deferred receivable	-	-	-	(13.0)
Income tax recovery on one time adjustments	(128.3)	-	(131.7)	-
Change in tax rate related to prior periods	-	-	(55.3)	-
Income tax (recovery) expense per financial statements	$(101.4)	$11.3	$(125.8)	$39.6
Effective tax rate (%)	22.6	19.1	20.7	24.6

1 TransAlta adopted the standard for stripping costs incurred in the production phase of a mining operation on Jan. 1, 2006 . Prior periods have been restated. The year-to-date after tax impact of the adjustment was for 2005 was $12.5 million ($0.06 per common share). Prepaid assets and inventory were reduced by $66.0 million and $4.6 million, respectively.

Tax expense decreased $112.7 million and $165.4 million in the three months and year ended Dec. 31, 2006, respectively, compared to the same periods in 2005 due to the reduction in the Canadian corporate tax rate, a change in the mix of jurisdictions in which pre-tax income is earned, and a reduction in pre-tax earnings as a result of impairment and mine closure charges.

FINANCIAL POSITION

The following chart outlines the significant changes in the consolidated balance sheet from Dec. 31, 2005 to Dec. 31, 2006:

	Increase/
	(Decrease)	Explanation
Cash and cash equivalents	$(13.7)	Refer to Consolidated Statements of Cash Flows
Accounts receivable	24.9	Timing of collections in Generation
Inventory	29.9	Higher inventory balances at Centralia Coal
Restricted cash	341.5	Investment in Notes held in trust
Investments	(259.8)	Reduction in investments due to repayment of debt by equity investee
Long-term receivables	32.2	Revised ARO estimate
Property, plant and equipment, net of accumulated depreciation	(509.6)	Reclassification of Centralia Coal mine assets to Assets held for sale,
		impairment of Centralia Gas assets, increased depreciation and impact
		of strengthening of the Canadian dollar compared to the U.S. dollar
		partially offset by capital additions
Assets held for sale, net	109.8	Centralia Coal mine assets
Intangible assets	(51.6)	Normal amortization and strengthening of the Canadian dollar compared
		to the U.S. dollar
Net price risk management assets (including current portion)	40.9	Change in mark-to-market values
Other assets (including current portion)	(63.0)	Realized gain on settlement of net investment hedges and mark-to-
		market changes on hedging derivatives
Short-term debt	348.8	Net increase in short-term debt
Accounts payable and accrued liabilities	(148.4)	Timing of major maintenance activities offset by increased Energy
		Trading activities
Recourse long-term debt (including current portion)	(344.3)	Debt repayments and stronger Canadian dollar compared to the U.S.
		dollar
Non-recourse long-term debt (including current portion)	(39.9)	Scheduled debt repayments
Deferred credits and other long-term liabilities (including current portion)	108.1	Revised ARO estimates and Centralia mine closure charges
Net future income tax liabilities (including current portions)	(161.6)	Reduction in tax rates and net losses from the period
Non-controlling interests	(23.6)	Distributions in excess of earnings
Shareholders’ equity	(69.1)	Net loss for the period and dividends offset by dividend reinvestment
		program and share issuances

TRANSALTA CORPORATION / Q4 2006   17

PRICE RISK MANAGEMENT

The following tables show the balance sheet classifications for price risk management assets and liabilities; as well as the changes in the fair value of the net price risk management assets for the period, separately by source of valuation:

Balance Sheet	Dec. 31, 2006	Dec. 31, 2005
Price risk management assets
- Current	$61.0	$63.8
- Long-term	21.9	13.8
Price risk management liabilities
- Current	(30.3)	(58.3)
- Long-term	(1.0)	(8.6)
Net price risk management assets outstanding	$51.6	$10.7

Change in fair value of net assets	Mark to Market	Mark to Model	Total
Net price risk management assets outstanding at Dec. 31, 2005	$7.4	$3.3	$10.7
Contracts realized, amortized or settled during the period	(3.8)	(4.8)	(8.6)
Changes in values attributable to market price and other market changes	(6.0)	0.3	(5.7)
New contracts entered into during the current calendar year	10.4	0.1	10.5
Changes in values attributable to discontinued hedge treatment of certain contracts	44.7	-	44.7
Net price risk management assets outstanding at Dec. 31, 2006	$52.7	$(1.1)	$51.6

At Dec. 31, 2006, our net price risk management assets and liabilities increased $40.9 million compared to Dec. 31, 2005 primarily due to certain contracts at Centralia Coal no longer receiving hedge accounting treatment.

The anticipated timing of settlement of the above contracts over each of the next five calendar years and thereafter are as follows:

					2011 and
	2007	2008	2009	2010	thereafter	Total
Prices actively quoted	$32.9	$17.2	$1.7	$0.9	$-	$52.7
Prices based on models	(2.2)	1.1	-	-	-	(1.1)
	$30.7	$18.3	$1.7	$0.9	$-	$51.6

18   TRANSALTA CORPORATION / Q4 2006

CASH FLOW

Changes in the statement of cash flow are described below:

3 months ended Dec. 31	2006	2005	Explanation
Cash and cash equivalents, beginning of period	$98.8	$56.0
Provided by (used in):
Operating activities	77.7	211.9	Timing of collections from customers and decreased cash earnings.
Investing activities	(168.2)	(115.2)	In 2006 cash outflows were primarily due to additions to property, plant and equipment of
			$59.6 million and an increase in restricted cash of $332.9 million partially offset by a
			decrease in equity investments of $236.9 million.
			In 2005, cash outflows were primarily due to additions to property, plant and equipment of
			$103.6 million.
Financing activities	59.2	(72.3)	In 2006, cash inflows were due to increase in short-term debt of $224.0 million partially
			offset by dividends on common shares of $33.8 million and repayment of long-term debt
			$112.9 million.
			In 2005, cash outflows were due to repayment of short- and long-term debt of $262.5
			million, distributions to subsidiaries' non-controlling interests of $24.1 million partially offset
			by issuance of long-term debt $200.0 million.
Translation of foreign currency cash	(1.9)	(1.1)
Cash and cash equivalents, end of period	$65.6	$79.3

Year ended Dec. 31	2006	2005	Explanation
Cash and cash equivalents, beginning of period	$79.3	$101.2
Provided by (used in):
Operating activities	489.6	619.8	Increased cash earnings more than offset by timing of collections from customers.
Investing activities	(261.3)	(242.5)	Capital expenditures of $223.7 million and increase in restricted cash of $333.1 million
			partially offset by decrease in equity investments of $226.4 million, realized gains on net
			investment hedges of $53.9 million and proceeds on sale of assets of $29.4 million.
			In 2005, cash outflows were primarily due to additions to property, plant and equipment of
			$325.9 million partially offset by realized foreign exchange gains on net investments $89.8
			million.
Financing activities	(243.2)	(396.3)	Cash used in financing activities increased due to repayment of long-term debt of $396.7
			million, distributions to the subsidiaries' non-controlling interest of $74.4 million, dividend
			payments of $133.9 million and offset by an increase in short-term debt of $348.1 million.
			In 2005, cash outflows were due to the redemption of preferred securities of $300.0
			million, dividends on common shares of $99.2 million, distribution to subsidiaries' non-
			controlling interests of $77.5 million, repayment of long-term debt of $139.3 million and
			increase in short-term debt of $23.6 million partially offset by the issuance of long-term
			debt of $200.0 million.
Translation of foreign currency cash	1.2	(2.9)
Cash and cash equivalents, end of period	$65.6	$79.3

LIQUIDITY AND CAPITAL RESOURCES

Liquidity risk arises from our ability to meet general funding needs, engage in trading and hedging activities and manage the assets, liabilities and capital structure of the corporation. Liquidity risk is managed to maintain sufficient liquid financial resources to fund obligations as they come due in the most cost-effective manner.

Our liquidity needs are met through a variety of sources, including: cash generated from operations, short-term borrowings against our credit facilities, commercial paper program and long-term debt issued under the corporation’s U.S. shelf registrations and Canadian Medium Term Note program. Our primary uses of funds are operational expenses, capital expenditures, dividends, distributions to non-controlling limited partners and interest and principal payments on debt securities.

We have a $1.5 billion committed syndicated credit facility and approximately $0.3 billion of uncommitted credit facilities. At Dec. 31, 2006, we had $0.8 billion available under these credit facilities (Dec. 31, 2005 - $1.2 billion).

TRANSALTA CORPORATION / Q4 2006   19

We have obligations to issue letters of credit to secure potential liabilities to certain parties including those related to potential environmental obligations, trading activities, hedging activities and purchase obligations. At Dec. 31, 2006, we had issued letters of credit totaling $633.2 million compared to $694.6 million at Dec. 31, 2005. The decrease in letters of credit is due primarily to lower electricity prices in the Pacific Northwest.

We expect that our ability to generate adequate cash flow from operations in the short-term and the long-term and, when needed, to maintain financial capacity and flexibility to provide for planned growth remains substantially unchanged since Dec. 31, 2005.

On Jan. 25, 2007, we had approximately 202.4 million common shares outstanding.

Guarantee contracts

TransAlta has provided guarantees of subsidiaries' obligations under contracts that facilitate physical and financial transactions in various derivatives. To the extent liabilities related to these guaranteed contracts exist for trading activities, they are included in the consolidated balance sheet. To the extent liabilities exist related to these guaranteed contracts for hedges, they are not recognized on the consolidated balance sheet. The guarantees provided for under all contracts facilitating physical and financial transactions in various derivatives at Dec. 31, 2006 was a maximum of $1.9 billion. In addition, the corporation has a number of unlimited guarantees related to subsidiaries’ obligations. The fair value of the trading and hedging positions under contracts where TransAlta has a net liability at Dec. 31, 2006, under the limited and unlimited guarantees, was $285.3 million as compared to $559.7 million at Dec. 31, 2005.

TransAlta has also provided guarantees of subsidiaries' obligations to perform and make payments under various other contracts. The amount guaranteed under these contracts at Dec. 31, 2006 was a maximum of $788.3 million, as compared to $645.3 million at Dec. 31, 2005. In addition, the corporation has a number of unlimited guarantees. To the extent actual obligations exist under the performance guarantees at Dec. 31, 2006, they are included in accounts payable and accrued liabilities.

The corporation has approximately $0.8 billion of undrawn collateral available to secure these exposures.

A subsidiary of the corporation has entered into a credit derivative agreement. Under the terms of the agreement, upon a specified credit event by the corporation or any named subsidiary, the counterparty would have the right to require payment of certain debt obligations for the corporation or any named subsidiary. The debt obligations referenced by this agreement have been included in the consolidated balance sheet and also include loans made to subsidiaries of the corporation.

OUTLOOK

The key factors affecting the financial results for 2007 are the megawatt capacity in place, the availability of and production from generating assets, the margins applicable to non-contracted production, the costs of production, and the margins achieved on CD&M activities.

Production and availability

Generating capacity is expected to increase slightly due to an uprate at our Sundance coal-fired facility. Production is expected to increase due to lower unplanned outages and economic dispatch at Centralia Coal.

As future coal requirements for Centralia Coal for the foreseeable future are being fulfilled by coal imported from PRB, Centralia Coal is expected to be derated until the necessary equipment modifications can be made to burn the higher thermal content PRB coal. As a result, overall fleet availability is expected to be slightly lower compared to 2006.

Power prices

Despite year over year demand growth and marginal supply additions, electricity prices and spark spreads for 2007 are anticipated to be lower than those observed in 2006 due to weaker natural gas prices in all markets.

Exposure to volatility in electricity prices and spark spreads is substantially mitigated through firm-price, long-term electricity sales contracts and hedging arrangements. For 2007, approximately 93 per cent of plant capability is contracted, of which a significant portion relates to the

20   TRANSALTA CORPORATION / Q4 2006

Alberta PPAs, which are based on achieving specified availability rates. We continue to manage future price exposure as market liquidity exists.

Fuel costs

Mining coal is subject to cost increases due to increased overburden removal, inflation and diesel commodity prices. Seasonal variations in coal mining are minimized through the application of standard costing. Due to the timing of capital expenditures and increased commodity costs we expect coal costs at Alberta Thermal to be approximately $30 million higher in 2007 than those seen in 2006. We expect coal costs at Centralia Coal to decrease due to increased blending of less expensive external coal.

Exposure on gas costs for facilities under long-term sales contracts are minimized to the extent possible through long-term gas purchase contracts or corresponding offsets within revenues. Merchant gas facilities are exposed to the changes in spark spreads, as discussed in the power prices section. We have not entered into fixed commodity agreements for gas for these merchant plants as gas will be purchased coincident with spot pricing.

Certain Centralia contracts

In the fourth quarter of 2006, unrealized gains of $35.5 million were recorded due to discontinued hedge accounting on certain Centralia Coal contracts and on additional contracts at Centralia Coal. These gains were recognized based upon current forward prices. These market prices will change between now and the time at which these contracts settle. Repurchasing these contracts in the market will reduce the position and mark-to-market earnings fluctuations in future periods. The cash flows from these contracts will be recognized in 2007 and beyond.

Operations, maintenance and administration costs

OM&A costs per MWh of installed capacity fluctuate by quarter and are dependent on the timing and nature of maintenance activities. OM&A costs per MWh of installed capacity are anticipated to be higher than those seen in 2006 due to higher planned maintenance and reduced economic dispatch at Centralia Coal.

Capital expenditures

Our capital expenditures are comprised of spending on sustaining our current operations and for growth activities. The two components are described in greater detail below.

Sustaining expenditures

Sustaining expenditures include planned maintenance, regular expenditures on plant equipment, systems and related infrastructures, as well as investments in our mines. For 2007, our estimate for total sustaining expenditures is between $320 million and $340 million, excluding Mexico. Of this amount, approximately $80 million is allocated to our mines. We expect to spend approximately $55 million on equipment modifications at Centralia Coal.

During 2007, we expect to spend between $85 million and $95 million on planned maintenance as outlined in the following table (excluding CE Gen & Mexico):

Gas and
	Coal	Hydro	Total
Capitalized	$70-75	$15-20	$85-95
Expensed	65-70	0-5	65-75
	$135-145	$15-25	$150-170
GWh lost	2,000-2,050	125-150	2,125-2,200

We expect to lose approximately 2,125 to 2,200 GWh of production due to planned maintenance during 2007. In 2007, we have no major planned maintenance activities in Mexico.

TRANSALTA CORPORATION / Q4 2006   21

Growth expenditures

For 2007, our growth expenditures are estimated to be between $55 million and $65 million. Financing for these expenditures is expected to be provided by cash flow from operating activities.

Exposure to fluctuations in foreign currencies

Our strategy is to minimize the impact of fluctuations in the Canadian dollar against the U.S. dollar by offsetting foreign denominated assets with foreign denominated liabilities and foreign exchange contracts. We also have foreign currency expenses, including interest charges, which offset foreign currency revenues.

Net interest expense

Net interest expense for 2007 is expected to be lower than those seen in 2006 due to lower debt levels. However, higher interest rates and changes in the value of the Canadian dollar to the U.S. dollar could offset the benefit of lower debt levels.

Liquidity and capital resources

With the increased volatility in power and gas markets, market trading opportunities are expected to increase, which can potentially cause the need for additional liquidity. To mitigate this liquidity risk, the corporation maintains a $1.5 billion committed credit facility and monitors exposures to determine any liquidity requirements.

Change in law

The Canadian Government introduced its Clean Air Act on Oct. 19, 2006, designed to regulate emissions of greenhouse gases and air pollutants. The proposed Act is currently under review in Parliament and may be subject to changes. Targets for emission reductions have not been announced, nor the associated compliance mechanisms, so we are unable to estimate the impact on our operations. Emission targets under the Clean Air Act are also anticipated for mercury, however they are expected to be superseded by provincial standards already in place, requiring a 70 per cent reduction in emissions by 2010. TransAlta is in the process of meeting that requirement.

The PPA's for our Alberta-based coal facilities contain change-in-law provisions that allow us the opportunity to recovery compliance costs from the PPA customers.

NON-GAAP MEASURES

We evaluate our performance and the performance of our business segments using a variety of measures. Those discussed below are not defined under GAAP and therefore should not be considered in isolation or as an alternative to or more meaningful than, net income or cash flow from operating activities as determined in accordance with GAAP as an indicator of the corporation’s financial performance or liquidity. These measures are not necessarily comparable to a similarly titled measure of another corporation.

Each business unit assumes responsibility for its operating results measured to gross margin and operating income. Operating income provides management and investors with a measurement of operating performance which is readily comparable from period to period. Our Mexican assets are managed in a similar fashion as the remaining assets in TransAlta’s fleet, irrespective of their treatment under Variable Interest Entity accounting.

22   TRANSALTA CORPORATION / Q4 2006

Gross margin and operating income are reconciled to net earnings below:

	3 months ended Dec. 31		Year ended Dec. 31
	2006	2005 [1]	2006	2005 [1]
Gross margin, excluding coal inventory writedown	$448.8	$375.3	$1,535.8	$1,442.0
Operating expenses	(253.8)	(256.6)	(1,012.9)	(985.2)
Operating income, excluding coal inventory writedown	195.0	118.7	522.9	456.8
Mine closure charges, including inventory writedown	(236.3)	-	(236.3)	-
Asset impairment charges	(130.0)	(36.2)	(130.0)	(36.2)
Foreign exchange (loss) gain	(1.7)	(0.6)	(0.5)	1.3
Net interest expense	(42.4)	(40.4)	(168.5)	(188.6)
Equity loss	(16.6)	(1.0)	(17.0)	(0.9)
(Loss) earnings before non-controlling interests and income taxes	(232.0)	40.5	(29.4)	232.4
Non-controlling interests	15.4	(18.7)	51.5	18.5
(Loss) earnings before income taxes	(247.4)	59.2	(80.9)	213.9
Income tax (recovery) expense	(101.4)	11.3	(125.8)	39.6
(Loss) earnings from continuing operations	(146.0)	47.9	44.9	174.3
Earnings from discontinued operations, net of tax	-	12.0	-	12.0
Net (loss) earnings	$(146.0)	$59.9	$44.9	$186.3

1 TransAlta adopted the standard for stripping costs incurred in the production phase of a mining operation on Jan. 1, 2006. Prior periods have been restated. The year-to-date after tax impact of the adjustment was for 2005 was $12.5 million ($0.06 per common share). Prepaid assets and inventory were reduced by $66.0 million and $4.6 million, respectively.

Presenting earnings on a comparable basis from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods’ results. Because we believe the turbine impairment charge recorded in the first quarter, tax rate change adjustment related to prior period earnings in the second quarter and the mine closure and asset impairment charges in the fourth quarter would otherwise affect the comparability of our results from period to period, we have excluded those items to calculate earnings on a comparable basis.

	3 months ended Dec. 31		Year ended Dec. 31
	2006	2005 [1]	2006	2005 [1]
Earnings on a comparable basis	$92.0	$47.9	$233.8	$161.3
Turbine impairment, net of tax	-	-	(6.2)	-
Change in tax rate related to prior periods	-	-	55.3	-
Centralia Gas impairment, net of tax	(84.4)	-	(84.4)	-
Centralia Coal writedown, net of tax	(153.6)	-	(153.6)	-
Earnings from discontinued operations, net of tax	-	12.0	-	12.0
Tax settlement on deferred receivable	-		-	13.0
Net (loss) earnings	$(146.0)	$59.9	$44.9	$186.3
Weighted average common shares outstanding in the period	202.0	198.0	200.8	196.8
Earnings on a comparable basis per share	$0.46	$0.24	$1.16	$0.82

1      TransAlta adopted the standard for stripping costs incurred in the production phase of a mining operation on Jan. 1, 2006. Prior periods have been restated. The year-to-date after tax impact of the adjustment was for 2005 was $12.5 million ($0.06 per common share). Prepaid assets and inventory were reduced by $66.0 million and $4.6 million, respectively.

Free cash flow is intended to demonstrate the amount of cash we have available to invest in capital growth initiatives, repay recourse debt or repurchase common shares.

TRANSALTA CORPORATION / Q4 2006   23

The reconciliation between cash flow from operating activities and free cash flow is calculated below:

	3 months ended Dec. 31		Year ended Dec. 31
	2006	2005	2006	2005
Cash flow from operating activities	$77.7	$211.9	$489.6	$619.8
Less:
Sustaining capital expenditures	52.4	101.8	213.7	286.5
Dividends on common shares	33.8	2.4	133.9	99.2
Distribution to subsidiaries' non-controlling interest	22.3	24.1	74.4	77.5
Non-recourse debt repayments	17.6	10.1	51.3	36.1
Add:
Timing of contractualy scheduled payments	185.0	-	185.0	-
Cash flows from equity investments	5.5	7.0	28.6	33.7
Free cash flow	$142.1	$80.5	$229.9	$154.2

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta. In some cases, forward-looking statements can be identified by terms such as ‘may’, ‘will’, ‘believe’, ‘expect’, ‘potential’, ‘enable’, ‘continue’ or other comparable terminology. These statements are not guarantees of TransAlta’s future performance and are subject to risks, uncertainties and other important factors that could cause the corporation’s actual performance to be materially different from those projected. Some of the risks, uncertainties, and factors include, but are not limited to: legislative and regulatory developments that could affect revenues, costs, the speed and degree of competition entering the market; global capital markets activity; timing and extent of changes in commodity prices, prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta operates; results of financing efforts; changes in counterparty credit risk; and the impact of accounting standards issued by Canadian and U.S. standard setters. Given these uncertainties, the reader should not place undue reliance on these forward-looking statements.

24   TRANSALTA CORPORATION / Q4 2006

TRANSALTA CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) AND RETAINED EARNINGS
(in millions of Canadian dollars except per share amounts)

	3 months ended Dec. 31		Year ended Dec. 31
	Unaudited		Unaudited
	2006	2005	2006	2005
		(Restated 1 )		(Restated 1 )
Revenues	$779.8	$810.1	$2,796.5	$2,838.5
Trading purchases	(27.8)	(38.9)	(118.9)	(174.1)
Fuel and purchased power	(347.6)	(395.9)	(1,186.2)	(1,222.4)
Gross margin	404.4	375.3	1,491.4	1,442.0
Operations, maintenance and administration	145.6	152.0	581.3	596.0
Depreciation and amortization	102.9	99.8	410.3	367.9
Taxes, other than income taxes	5.3	4.8	21.3	21.3
Operating expenses	253.8	256.6	1,012.9	985.2
Mine closure charges	191.9	-	191.9	-
Asset impairment charges	130.0	36.2	130.0	36.2
Operating (loss) income	(171.3)	82.5	156.6	420.6
Foreign exchange (loss) gain	(1.7)	(0.6)	(0.5)	1.3
Net interest expense	(42.4)	(40.4)	(168.5)	(188.6)
Equity loss	(16.6)	(1.0)	(17.0)	(0.9)
(Loss) earnings before non-controlling interests and income taxes	(232.0)	40.5	(29.4)	232.4
Non-controlling interests	15.4	(18.7)	51.5	18.5
(Loss) earnings before income taxes	(247.4)	59.2	(80.9)	213.9
Income tax (recovery) expense	(101.4)	11.3	(125.8)	39.6
(Loss) earnings from continuing operations	(146.0)	47.9	44.9	174.3
Earnings from discontinued operations, net of tax	-	12.0	-	12.0
Net (loss) earnings	$(146.0)	$59.9	$44.9	$186.3
Common share dividends	(50.6)	(49.6)	(201.0)	(196.9)
Retained earnings
Opening balance	906.6	855.8	866.1	876.7
Closing balance	$710.0	$866.1	$710.0	$866.1
Weighted average common shares outstanding in the period	202.0	198.0	200.8	196.8
Basic and diluted earnings per share
(Loss) earnings from continuing operations	$(0.72)	$0.24	$0.22	$0.88
Earnings from discontinued operations	-	0.06	-	0.06
Net (loss) earnings	$(0.72)	$0.30	$0.22	$0.94

1 TransAlta adopted the standard for stripping costs incurred in the production phase of a mining operation on Jan. 1, 2006 . Prior periods have been restated. The year-to-date after tax impact of the adjustment was for 2005 was $12.5 million ($0.06 per common share). Prepaid assets and inventory were reduced by $66.0 million and $4.6 million, respectively.

TRANSALTA CORPORATION / Q4 2006   25

TRANSALTA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)

	3 months ended Dec. 31		Year ended Dec. 31
	Unaudited		Unaudited
	2006	2005	2006	2005
		(Restated 1 )		(Restated 1 )
Operating activities
Net (loss) earnings	$(146.0)	$59.9	$44.9	$186.3
Depreciation and amortization	108.9	110.1	$437.8	400.9
Non-controlling interests	15.4	(18.7)	51.5	18.5
Asset retirement obligation accretion	5.0	4.1	21.5	19.3
Future income taxes	(110.6)	(5.4)	(163.7)	5.6
Asset retirement obligation costs settled	(10.2)	(8.4)	(29.2)	(29.4)
Unrealized (gains) losses from risk management activities	(30.4)	10.2	(32.2)	4.9
Foreign exchange loss (gain)	1.7	0.6	0.5	(1.3)
Mine closure charges	191.9	-	191.9	-
Asset impairment charges	130.0	36.2	130.0	36.2
Equity loss	16.6	1.0	17.0	0.9
Other non-cash items	5.4	4.8	8.8	(3.0)
	177.7	194.4	678.8	638.9
Change in non-cash operating working capital balances	(100.0)	17.5	(189.2)	(19.1)
Cash flow from operating activities	77.7	211.9	489.6	619.8
Investing activities
Additions to property, plant and equipment	(59.6)	(103.6)	(223.7)	(325.9)
Proceeds on sale of property, plant and equipment	9.1	-	29.4	1.6
Equity investment	236.9	(24.2)	226.4	(9.3)
Restricted cash	(332.9)	7.0	(333.1)	2.3
Acquisitions	-	-	(1.2)	-
Realized foreign exchange (loss) gain on net investments	(6.8)	6.6	53.9	89.8
Proceeds on sale of long-term investments	-	-	3.0	-
Deferred charges and other	(14.9)	(1.0)	(16.0)	(1.0)
Cash flow used in investing activities	(168.2)	(115.2)	(261.3)	(242.5)
Financing activities
Increase in (repayment of) in short-term debt	224.0	(163.3)	348.1	(23.6)
Repayment of long-term debt	(112.9)	(99.2)	(396.7)	(139.3)
Dividends on common shares	(33.8)	(2.4)	(133.9)	(99.2)
Issuance of long-term debt	-	200.0	-	200.0
Redemption of preferred securities	-	-	-	(300.0)
Net proceeds on issuance of common shares	4.4	6.2	12.9	19.6
Distributions to subsidiaries' non-controlling interests	(22.3)	(24.1)	(74.4)	(77.5)
(Increase) reduction in advance to TransAlta Power	(0.2)	10.5	0.8	23.7
Cash flow from (used in) financing activities	59.2	(72.3)	(243.2)	(396.3)
Cash flow (used in) provided by operating, investing and financing activities	(31.3)	24.4	(14.9)	(19.0)
Effect of translation on foreign currency cash	(1.9)	(1.1)	1.2	(2.9)
(Decrease) increase in cash and cash equivalents	(33.2)	23.3	(13.7)	(21.9)
Cash and cash equivalents, beginning of period	98.8	56.0	79.3	101.2
Cash and cash equivalents, end of period	$65.6	$79.3	$65.6	$79.3
Cash taxes paid	$12.5	$(17.0)	$35.6	$14.7
Cash interest paid	$67.8	$47.7	$181.2	$183.7

1  TransAlta adopted the standard for stripping costs incurred in the production phase of a mining operation on Jan. 1, 2006 . Prior periods have been restated. The year-to-date after tax impact of the adjustment was for 2005 was $12.5 million ($0.06 per common share). Prepaid assets and inventory were reduced by $66.0 million and $4.6 million, respectively.

26   TRANSALTA CORPORATION / Q4 2006

TRANSALTA CORPORATION CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)	Dec. 31	Dec. 31
(Unaudited)	2006	2005
		(Restated 1 )
ASSETS
Current assets
Cash and cash equivalents	$65.6	$79.3
Accounts receivable	618.3	593.4
Prepaid expenses	9.1	9.8
Price risk management assets	61.0	63.8
Future income tax assets	25.8	26.6
Income taxes receivable	47.6	48.8
Inventory	53.0	23.1
Current portion of other assets	16.6	10.9
	897.0	855.7
Restricted cash	347.8	6.3
Investments	154.5	414.3
Long-term receivables	32.2	-
Property, plant and equipment
Cost	8,190.1	8,411.7
Accumulated depreciation	(3,148.2)	(2,860.2)
	5,041.9	5,551.5
Assets held for sale, net	109.8	-
Goodwill	137.5	137.6
Intangible assets	292.1	343.7
Future income tax assets	294.0	170.1
Price risk management assets	21.9	13.8
Other assets	131.4	200.1
Total assets	$7,460.1	$7,693.1
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	$361.9	$13.1
Accounts payable and accrued liabilities	441.9	590.3
Price risk management liabilities	30.3	58.3
Income taxes payable	22.3	13.8
Future income tax liabilities	19.9	18.2
Dividends payable	51.5	50.5
Deferred credits and other current liabilities	50.6	33.8
Current portion of long-term debt - recourse	205.0	354.2
Current portion of long-term debt - non-recourse	44.7	42.2
Preferred securities	175.0	-
	1,403.1	1,174.4
Long-term debt - recourse	1,691.9	1,887.0
Long-term debt - non-recourse	279.2	321.6
Preferred securities	-	175.0
Deferred credits and other long-term liabilities	423.4	332.1
Future income tax liabilities	698.6	738.8
Price risk management liabilities	1.0	8.6
Non-controlling interests	535.0	558.6
Common shareholders' equity
Common shares	1,782.4	1,697.9
Retained earnings	710.0	866.1
Cumulative translation adjustment	(64.5)	(67.0)
	2,427.9	2,497.0
Total liabilities and shareholders’ equity	$7,460.1	$7,693.1

1   TransAlta adopted the standard for stripping costs incurred in the production phase of a mining operation on Jan. 1, 2006 . Prior periods have been restated. The year-to-date after tax impact of the adjustment was for 2005 was $12.5 million ($0.06 per common share). Prepaid assets and inventory were reduced by $66.0 million and $4.6 million, respectively.

TRANSALTA CORPORATION / Q4 2006   27

SUPPLEMENTAL INFORMATION

		Dec. 31		Dec. 31
		2006		2005
				(Restated)
Closing market price		$26.64		$25.41
Price range (last 12 months)	High	$26.91		$26.66
	Low	$20.22		$17.67
Debt/invested capital (including non recourse debt)		40.9%		43.9%
Debt/invested capital (excluding non recourse debt)		37.0%		40.2%
Return on common shareholders' equity		1.8%		7.0%
Return on invested capital		2.5%		7.1%
Book value per share		$11.99		$12.57
Cash dividends per share		$1.00		$1.00
Price/earnings ratio (times)		121.1	x	29.0	x
Dividend payout ratio		447.7%		113.0%
Dividend coverage (times)		2.4	x	3.1	x
Dividend Yield		3.8%		3.9%
Cash Flow to Debt		26.1%		23.0%

RATIO FORMULAS

Debt/invested capital = (short-term debt + long-term debt – cash and interest-earning investments) / (debt + preferred securities + non-controlling interests + common equity)

Return on common shareholders’ equity = comparable earnings / average of opening and closing common equity

Return on invested capital = comparable earnings* / average annual invested capital

Book value per share = common shareholders’ equity / common shares outstanding

Price/earnings ratio = current year’s close / basic earnings per share from continuing operations

Cash flow to total debt = cash flow from operations before changes in working capital / two-year average of total debt

Dividend payout = dividends / net earnings excluding gain on discontinued operations

Dividend coverage = cash flow from operating activities / common share dividends

Dividend yield = dividend per common share / current period’s close price

* Comparable earnings is not defined under Canadian generally acceptable accounting principles (GAAP). Presenting earnings on a comparable basis from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods’ results. An explanation of this Non-GAAP financial measure can be found on page 21 of this news release.

28   TRANSALTA CORPORATION / Q4 2006

GLOSSARY OF KEY TERMS

Availability - A measure of time, expressed as a percentage of continuous operation 24 hours a day, 365 days a year, that a generating unit is capable of generating electricity, whether or not it is actually generating electricity.

Btu (British Thermal Unit) - A measure of energy. The amount of energy required to raise the temperature of one pound of water one degree Fahrenheit, when the water is near 39.2 degrees Fahrenheit.

Capacity - The rated continuous load-carrying ability, expressed in megawatts of generation equipment.

Derate - To lower the rated electrical capability of a power generating facility or unit.

Gigawatt - A measure of electric power equal to 1,000 megawatts.

Gigawatt hour (GWh) - A measure of electricity consumption equivalent to the use of 1,000 megawatts of power over a period of one hour.

Heat rate - A measure of conversion, expressed as Btu/MW, of the amount of thermal energy required to generate electrical energy.

Megawatt - A measure of electric power equal to 1,000,000 watts.

Megawatt hour (MWh) - A measure of electricity consumption equivalent to the use of 1,000,000 watts of power over a period of one hour.

Net maximum capacity - The maximum capacity or effective rating, modified for ambient limitations that a generating unit or power plant can sustain over a specific period, less the capacity used to supply the demand of station service or auxiliary needs.

Spark spread - A measure of gross margin per MW (sales price less cost of fuel).

Uprate – An increase in the megawatt capacity of a plant through equipment modifications or change in design.

TRANSALTA CORPORATION / Q4 2006   29

TransAlta Corporation
Box 1900, Station “M”
110 - 12th Avenue S.W.
Calgary, Alberta Canada T2P 2M1

Phone
403.267.7110

Website
www.transalta.com

CIBC Mellon Trust Company
P.O. Box 7010 Adelaide Street Station
Toronto, Ontario Canada M5C 2W9

Phone
Toll-free in North America: 1.800.387.0825
Toronto or outside North America: 416.643.5500

Fax
416.643.5501

Website
www.cibcmellon.com

FOR MORE INFORMATION

Media inquiries

Sneh Seetal
Senior Media Relations Advisor

Phone
403.267.7330

E-mail
media_relations@transalta.com

Investor inquiries

Jennifer Pierce, MA, MBA
Director, Investor Relations

Mardell Van Nieuvenhuyse, CFA

Senior Analyst, Investor Relations

Phone
1.800.387.3598 in Canada and United States
or 403.267.2520

Fax
403.267.2590

E-mail
investor_relations@transalta.com

30   TRANSALTA CORPORATION / Q4 2006